Exhibit 99.1

Green Shelters Innovations Ltd.,
48, Themistokli Dervi,
Centannai Building, Office
701, 1066 Nicosia,
Cyprus

April 30, 2007

Astris Energi Inc.
2175-6 Dunwin Drive
Mississauga, Ontario
Canada L5L1X2

Attention:  Anthony Durkacz

Re: Loan Agreement

Dear Mr. Durkacz:

This letter agreement (this “Letter Agreement”) sets forth the certain terms and conditions whereby GREEN SHELTERS INNOVATIONS LTD., an entity organized under the laws of the Republic of Cyprus (“GSI”), will provide a loan to ASTRIS ENERGI INC., a corporation organized under the laws of the province of Ontario, Canada (“Astris”), evidenced by that certain Secured Convertible Promissory Note to be issued by Astris to GSI (the “Note”).

1. Conditions to the Loan: Subject to the terms of this Letter Agreement and the Note, GSI agrees to loan Astris US$150,000 each month (or such greater amount as is mutually agreed by GSI and Astris) (the “Loan”).

(a)  GSI shall deliver the first installment of the Loan upon:

(i) receipt from Astris of the Note, duly executed by an authorized officer of Astris; and

(ii) receipt of voting agreements, duly executed by Jiri Nor, Anthony Durkacz, Brian Clewes, Michael Liik, Art Laudenslager and Related Persons (the “Voting Agreements”), pursuant to which each shall agree, among other things, to vote all of their shares of common stock of Astris in favor of the sale of all or substantially all of the assets of Astris (the “Acquisition”).

(b) Subject to Section 2, GSI shall deliver each monthly installment of the Loan, on the first day of each month, if the following conditions have been met:

(i) Astris shall have delivered to GSI a budget, certified by Astris’ chief financial officer, showing Astris’ operating costs for the upcoming month (the “Budget”); and

(iii) for each month, GSI must receive a statement, certified by the chief financial officer of Astris, that Astris has not utilized any amount advanced to Astris on account of the Loan during the immediately preceding month for any purpose other than as permitted by the provisions of this Letter Agreement, the Note or the binding letter of intent between Astris and GSI dated April 13, 2007.

2. Continued Funding: GSI shall not have any obligation to fund any portion of the Loan unless:

(a)  Delivery of such amount is permitted by law, rule or regulation to which GSI or an affiliate thereof is subject;

(b) a Funding Termination Event has not occurred; and

(c) the Voting Agreements are in full force and effect.

3. Definitions.

(a) “Family” means with respect to a particular individual: (i) the individual, (ii) the individual’s spouse and former spouses, (iii) any other natural person who is related to the individual or the individual’s spouse or former spouses within the second degree, and (iv) any other natural person who resides with such individual;

(b) “Funding Termination Event” means the occurrence of any of the following: (i) the consummation of GSI’s purchase of all or substantially all of the assets Astris; (ii) July 31, 2007, (iii) termination of that certain letter of intent, dated April 13, 2007, by and between Astris and GSI (the “LOI”) due to Astris’ breach of any of its obligations thereunder; (iv) the consummation of, or the execution of a binding agreement relating to, a Third Party Acquisition by Astris or the shareholders of Astris; (v) an event of default under the Note has occurred; or (vi) the Note has become due and payable in accordance with its terms.

(c) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of voting securities or other voting interests representing at least ten percent (10%) of the outstanding voting power of a person or equity securities or other equity interests representing at least ten percent (10%) of the outstanding equity securities or equity interests in a person; and

(d) “person” means any individual, corporation (including any nonprofit corporation), general, limited or limited liability partnership, limited liability company, joint venture, estate, trust, association, organization or other entity.

(e) “Related Person” means: (i) each other member of such individual’s Family (as defined below); (ii) any person (as defined below) that is directly or indirectly controlled by such individual or one or more members of such individual’s Family; (iii) any person in which such individual or members of such individual’s Family hold (individually or in the aggregate) a Material Interest (as defined below); and (iv) any person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, member, manager, executor, or trustee (or in a similar capacity); and

(f) “Third Party Acquisition” the consummation of, or the execution of a binding agreement relating to, any acquisition of Astris, any merger or consolidation with or involving Astris, or any acquisition of all or any portion of the stock of Astris (including without limitation, by tender offer) or all or any portion of the assets of Astris by Astris or the shareholders of Astris.

4. Further Assurances. The parties agree to execute and deliver all such other agreements, documents and amendments and to take such other actions as may be required by law or reasonably requested by a party to establish, maintain and protect the respective rights and remedies of each other and to carry out the intent of this Letter Agreement.

5. Governing Law. The internal laws of the State of New York shall govern this Letter Agreement.

6. Amendments. This Letter Agreement may not be amended without the prior written consent of each of the undersigned parties hereto.

7. Counterparts. This Letter Agreement may be executed in any number of counterparts, all of which when taken together shall constitute one original Letter Agreement, and in the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original there.

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If the foregoing is agreeable to you, please signify your acceptance of the terms and conditions contained herein by executing this Letter Agreement in the spaces provided below and returning an executed copy to me.

Very truly yours,

Green Shelters Innovations Ltd.

By:	/s/ Manoj Upadhyay
Name: Manoj Upadhyay Title: Director

Accepted and Agreed:

Astris Energi Inc.

By:	/s/ Anthony J. Durkacz
Name: Anthony J. Durkacz
Title: Chief Financial Officer

Date: April 30, 2007